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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 15

           Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of duty to File Reports Under Sections 13
              and 15(d) of the Securities Exchange Act of 1934

                          Commission File No. 1-13418

                         FALCON BUILDING PRODUCTS, INC.

            (Exact name of Registrant as specified in its charter)

               233 South Wacker Drive, Chicago, Illinois 60606
                                (312) 906-9700

         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                    9.5% Senior Subordinated Notes Due 2007
               10.5% Senior Subordinated Discount Notes Due 2007

           (Titles of each class of securities covered by this Form)

                                     None

          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4 (a)(1)(i)    /X/         Rule 12h-3 (b)(1)(ii)   / /
     Rule 12g-4 (a)(1)(ii)   / /         Rule 12h-3 (b)(2)(i)    / /
     Rule 12g-4 (a)(2)(i)    / /         Rule 12h-3 (b)(2)(ii)   / /
     Rule 12g-4 (a)(2)(ii)   / /         Rule 15d-6              / /
     Rule 12h-3 (b)(1)(i)    / /

     Approximate number of holders of record as of the certification or notice date: NONE

     Pursuant to the requirements of the Securities Exchange Act of 1934, FALCON BUILDING PRODUCTS, INC. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: JANUARY 14, 2000                  By: /s/ William T. Collins
                                             ---------------------------------
                                         Name: William T. Collins
                                         Title: Vice President